04-17-02

02023566

...TES
...GE COMMISSION
... 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 3 2002
DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
|---|
| 8- 47802 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMSTOCK PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9340 READCREST DRIVE
(No. and Street)

BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF BALASH (310) 276-8386
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MARYANOV MADSEN GORDON & CAMPBELL CPA's
(Name — *if individual, state last, first, middle name*)

801 E. TAHQUITZ CANYON WAY, STE. 200 (Address) PALM SPRINGS, (City) CA (State) 92262 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



VF 7-18-02

# OATH OR AFFIRMATION

I, JEFF BALASH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMSTOCK PARTNERS, LLC, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

____________________
Signature

____________________
Title

____________________
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

# Comstock Partners, LLC

## December 31, 2001 and 2000

Maryanov Madsen Gordon & Campbell
CERTIFIED PUBLIC ACCOUNTANTS - A Professional Corporation

Maryanov Madsen Gordon & Campbell
CERTIFIED PUBLIC ACCOUNTANTS - A Professional Corporation

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Comstock Partners, LLC
Los Angeles, California

We have audited the accompanying statements of financial condition of Comstock Partners, LLC ("the Company") as of December 31, 2001 and 2000, and the related statements of income and comprehensive income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MARYANOV MADSEN GORDON & CAMPBELL
Certified Public Accountants
A Professional Corporation

February 23, 2002

By ______________________
THOMAS NOCE, CPA, CFE



PALM SPRINGS: 801 E. Tahquitz Canyon Way, Suite 200, Palm Springs, CA 92262 (760)320-6642 FAX: (760)327-6854
INDIAN WELLS: 74-774 Highway 111, Suite A, Indian Wells, CA 92210 (760)568-0032 FAX: (760)773-3981

COMSTOCK PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

## ASSETS

| | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 14,160 | $ 1,270 |
| Investments: | | |
| Marketable, at market value | 91,266 | 840,746 |
| Not readily marketable, at estimated fair value | 2,550,955 | 2,895,760 |
| Accounts receivable | - | 12,607 |
| Note receivable | 151,985 | - |
| Other current assets | 30,438 | 26,231 |
| Total current assets | 2,838,804 | 3,776,614 |
| FURNITURE, EQUIPMENT AND IMPROVEMENTS | | |
| Computer | 15,552 | 14,292 |
| Fixtures and furniture | 31,143 | 31,143 |
| Office improvements | 75,213 | 20,973 |
| | 121,908 | 66,408 |
| Accumulated depreciation | (21,530) | (17,210) |
| Furniture, equipment and improvements, net | 100,378 | 49,198 |
| | $ 2,939,182 | $ 3,825,812 |

## LIABILITIES AND MEMBERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable | $ 37,746 | $ 13,435 |
| Subscriptions payable | - | 500,000 |
| Total current liabilities | 37,746 | 513,435 |
| MEMBERS' EQUITY | | |
| Members' equity | 3,014,964 | 3,206,659 |
| Accumulated other comprehensive income: | | |
| Unrealized gains (losses) on securities | (113,528) | 105,718 |
| Total members' equity | 2,901,436 | 3,312,377 |
| | $ 2,939,182 | $ 3,825,812 |

The accompanying notes are an integral part of these financial statements.

COMSTOCK PARTNERS, LLC

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUES | $ 15,019 | $ 89,566 |
| EXPENSES | | |
| General and administrative | 317,328 | 344,746 |
| Interest | 6,444 | - |
| Depreciation | 4,320 | 5,117 |
| Total expenses | 328,092 | 349,863 |
| LOSS FROM OPERATIONS | (313,073) | (260,297) |
| OTHER INCOME | | |
| Interest | 8,159 | 3,304 |
| Dividends | 8,801 | 14,116 |
| Other revenue | 6 | 14,229 |
| Gain (loss) on sale of marketable securities | (2,253) | 331,770 |
| Total other income | 14,713 | 363,419 |
| NET INCOME (LOSS) | (298,360) | 103,122 |
| OTHER COMPREHENSIVE INCOME (LOSS) | | |
| Unrealized holding gains (losses) arising during the year | (219,246) | 105,718 |
| TOTAL COMPREHENSIVE INCOME (LOSS) | $ (517,606) | $ 208,840 |

The accompanying notes are an integral part of these financial statements.

COMSTOCK PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | J. Balash | Belvedere Partners | Total |
|---|---|---|---|
| Balance, January 1, 2000 | $ 334,579 | $ (7,616) | $ 326,963 |
| Capital contributions | 2,497,034 | 322,240 | 2,819,274 |
| Capital withdrawals | (38,430) | (4,270) | (42,700) |
| Net income | 92,810 | 10,312 | 103,122 |
| Other comprehensive income: Unrealized holdings gains arising during the year | 95,146 | 10,572 | 105,718 |
| Balance, December 31, 2000 | 2,981,139 | 331,238 | 3,312,377 |
| Capital contributions | 295,798 | 32,867 | 328,665 |
| Capital withdrawals | (199,800) | (22,200) | (222,000) |
| Net loss | (268,524) | (29,836) | (298,360) |
| Other comprehensive income: Unrealized holdings losses arising during the year | (197,321) | (21,925) | (219,246) |
| Balance, December 31, 2001 | $ 2,611,292 | $ 290,144 | $ 2,901,436 |

The accompanying notes are an integral part of these financial statements.

## STATEMENTS OF CASH FLOWS
## YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| INCREASE (DECREASE) IN CASH | | |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Cash received from customers | $ 27,632 | $ 110,595 |
| Cash paid to suppliers and employees | (322,654) | (348,763) |
| Interest and dividends received | 16,960 | 17,420 |
| Interest paid | (6,444) | - |
| Income taxes paid | (800) | (800) |
| Net cash used by operating activities | (285,306) | (221,548) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Capital expenditures | (55,500) | (31,143) |
| Principal payments from note receivable | 74,298 | - |
| Reduction of subscription payable | (500,000) | - |
| Purchase of investments | (608,565) | (1,250,000) |
| Proceeds from sale of investments | 1,481,349 | 1,178,561 |
| Member advances, net | - | 4,765 |
| Net cash provided (used) by investing activities | 391,582 | (97,817) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions | 128,614 | 341,695 |
| Capital withdrawals | (222,000) | (42,700) |
| Net cash provided (used) by financing activities | (93,386) | 298,995 |
| Net increase (decrease) in cash | 12,890 | (20,370) |
| Cash at beginning of year | 1,270 | 21,640 |
| Cash at end of year | $ 14,160 | $ 1,270 |

Continued

The accompanying notes are an integral part of these financial statements.

COMSTOCK PARTNERS, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

| (Continued) | 2001 | 2000 |
|---|---|---|
| RECONCILIATION OF NET INCOME (LOSS) TO NET CASH USED BY OPERATING ACTIVITIES: | | |
| Net income (loss) | $ (298,360) | $ 103,122 |
| Adjustments to reconcile net income (loss) to net cash used by operating activities: | | |
| Depreciation | 4,320 | 5,117 |
| Loss (gain) on sale of marketable securities | 2,254 | (331,770) |
| (Increase) decrease in assets: | | |
| Accounts receivable | 12,607 | 6,800 |
| Other current assets | (30,438) | - |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 24,311 | (4,817) |
| Total adjustments | 13,054 | (324,670) |
| Net cash used by operating activities | $ (285,306) | $ (221,548) |

Schedule of non-cash activity:

In 2001, the members contributed to the company a note receivable in the amount of $226,283 and in 2000 the members contributed stock and investments to the company in the amount of $2,435,969.

The accompanying notes are an integral part of these financial statements.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company was formed on April 1, 1995 under provision of the Beverly-Killea Limited Liability Company Act and obtained its membership in the National Association of Securities Dealers, Inc. (NASD) on June 21, 1996. The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses.

### Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposit and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Investments

The Company's investments in marketable equity securities and debt securities are classified as "available for sale". Available-for-sale securities are recorded at fair value in investments on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

### Income Taxes

The Company elected to be taxed as a limited liability company. As such, the Company does not pay federal income taxes on its taxable income. Instead the members are personally liable for the federal income taxes on their respective shares of the Company's taxable income.

For California franchise tax purposes, a limited liability company is subject to a minimum franchise tax and an annual fee based on total income.

Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The furniture, equipment, and improvements are depreciated over their useful lives using an accelerated method of depreciation.

NOTE 1: NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by Rule 15c3-1, the Company is required to maintain a net capital requirement of $5,000 with which the Company was in compliance at December 31, 2001.

The Company had the following capital amounts at December 31, 2001 pursuant to Rule 15c3-1:

| | |
|---|---|
| Net capital | $ 236,414 |
| Net capital requirement | $ 5,000 |

The Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

NOTE 3: INVESTMENTS

The carrying amounts of investment securities and their approximate fair values at December 31, 2001 were as follows:

| | Amortized Cost | Gross Unrealized Gains (Losses) | Fair Value |
|---|---|---|---|
| Marketable, at market value: | | | |
| Common stock | $ 106,000 | $ (14,734) | $ 91,266 |

Continued

NOTE 3: INVESTMENTS (Continued)

| | Amortized Cost | Gross Unrealized Gains (Losses) | Fair Value |
|---|---|---|---|
| Not readily marketable, at estimated fair value: | | | |
| Aspen Fund | - | 3,281 | 3,281 |
| Bric 6, L.P. | 435,143 | 92,094 | 527,237 |
| Bricoleur Enhanced, L.P. | 652,743 | 7,152 | 659,895 |
| Eucalyptus Fund | 250,000 | 26,805 | 276,805 |
| Kahn Capital Partners | 500,000 | (274,900) | 225,100 |
| Spinner Asset Management | 500,000 | 3,547 | 503,547 |
| Telephony@Work | 250,000 | 54,945 | 304,945 |
| Stone Ridge Partners | 37,500 | - | 37,500 |
| Whitman Capital | 24,363 | (11,718) | 12,645 |
| | 2,649,749 | (98,794) | 2,550,955 |
| Total securities available for sale | $ 2,755,749 | $ (113,528) | $ 2,642,221 |

The carrying amounts of investment securities and their approximate fair values at December 31, 2000 were as follows:

| | Amortized Cost | Gross Unrealized Gains (Losses) | Fair Value |
|---|---|---|---|
| Marketable, at market value: | | | |
| Common stock | $ 106,042 | $ 37,646 | $ 143,688 |
| Hoover investments | 250,000 | 97,058 | 347,058 |
| Lawrence Partners | 250,000 | 100,000 | 350,000 |
| | 606,042 | 234,704 | 840,746 |

Continued

NOTE 3: INVESTMENTS (Continued)

| | Amortized Cost | Gross Unrealized Gains (Losses) | Fair Value |
|---|---|---|---|
| Not readily marketable, at estimated fair value: | | | |
| Aspen Fund | $ 125,000 | $ (55,738) | $ 69,262 |
| Eucalyptus Fund | 125,000 | 93,072 | 218,072 |
| Bricoleur Enhanced, L.P. | 1,024,746 | (4,255) | 1,020,491 |
| Spinner Asset Management | 500,000 | (19,133) | 480,867 |
| Telephony@Work | 250,000 | - | 250,000 |
| Whitman Capital | 500,000 | (142,932) | 357,068 |
| Kahn Capital Partners | 500,000 | - | 500,000 |
| | 3,024,746 | (128,986) | 2,895,760 |
| Total securities available for sale | $ 3,630,788 | $ 105,718 | $ 3,736,506 |

NOTE 4: NOTE RECEIVABLE

In July 2001, the members contributed a note receivable in the amount of $226,283. The note is receivable in installments of $13,500 per month which consists of principal and interest at a rate of prime plus 1%. The note is guaranteed by stock from the payor and upon termination in December, 2002 the stock is to be returned. At December 31, 2001 the current portion was $151,985 and the long-term portion was $0.

# COMSTOCK PARTNERS, LLC

## COMPUTATION OF NET CAPITAL UNDER SECTION 15c3-1
## DECEMBER 31, 2001

| | |
|---|---|
| Net capital requirement under sections 15c3-1(2)(a) for brokers who do not generally carry customers' accounts | $ 5,000 |
| Per audited financial statements: | |
| Members' equity | $ 2,901,436 |
| Nonallowable assets: | |
| Securities not readily marketable | 2,550,955 |
| Furniture, equipment and improvements | 100,378 |
| Total nonallowable assets | 2,651,333 |
| Net capital before haircuts on securities positions | 250,103 |
| Haircuts on securities | |
| Trading and investment securities | 13,689 |
| NET CAPITAL | $ 236,414 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 37,746 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .16 to 1.00 |
| MINIMUM NET CAPITAL REQUIRED | $ 5,000 |
| EXCESS NET CAPITAL | $ 231,414 |

COMSTOCK PARTNERS, LLC

RECONCILIATION BETWEEN FOCUS REPORT OF NET CAPITAL
AND AUDITORS' NET CAPITAL
DECEMBER 31, 2001

| | |
|---|---|
| Per December 31, 2001 Focus Report: | |
| Net capital | $ 258,229 |
| Less: | |
| Additional payable due to audit adjustments | (22,141) |
| Reduction in other assets due to audit adjustment | (1,200) |
| Add: | |
| Prepaid expense classified as current expense | 1,526 |
| Total adjustments | (21,815) |
| Adjusted Focus Report balance | $ 236,414 |
| Auditors' net capital under Section 15c3-1 | $ 236,414 |

To the Board of Directors
Comstock Partners, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of Comstock Partners, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



PALM SPRINGS: 801 E. Tahquitz Canyon Way, Suite 200, Palm Springs, CA 92262 (760)320-6642 FAX: (760)327-6854
INDIAN WELLS: 74-774 Highway 111, Suite A, Indian Wells, CA 92210 (760)568-0032 FAX: (760)773-3981

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

MARYANOV MADSEN GORDON & CAMPBELL
Certified Public Accountants
A Professional Corporation

February 23, 2002

By Thomas Noce
THOMAS NOCE, CPA, CFE